Exhibit 1

PRESS RELEASE

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 Nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4072 shirley.nakar@audiocodes.com	Erik Knettel, The Global Consulting Group Tel: +1-646-284-9415 Eknettel@hfgcg.com

AudioCodes Announces Proposed Private Offering of Senior Convertible Notes

Lod, Israel – November 3, 2004 – AudioCodes Ltd. (NASDAQ: AUDC) today announced that it intends to offer, subject to market conditions and other factors, $100 million aggregate principal amount of Senior Convertible Notes due 2024 through an offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended.

The notes will be convertible at the option of the holders into AudioCodes’ ordinary shares at a conversion price to be determined.  The terms of the offering are expected to include an option exercisable by the initial purchasers to purchase up to an additional $15 million aggregate principal amount of notes.

AudioCodes intends to use the net proceeds from the offering for general corporate purposes, including acquisitions.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The notes and the ordinary shares issuable upon conversion of the notes will not be registered under the Securities Act of 1933 or any state securities laws and unless so registered may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the expected proceeds of the financing described above.  These forward-looking statements involve risks and uncertainties that could cause AudioCodes’ results and the timing of certain events to differ materially from those discussed in the forward-looking statements.  In particular, the completion of the financing is subject to satisfaction of various closing conditions and prevailing conditions in the public capital markets.  We cannot assure you that the offering will be completed.  Other potential risks that could cause events to differ materially include the risks detailed in AudioCodes’ latest Annual Report on Form 20-F and its other filings with the Securities and Exchange Commission.